BRASKEM S.A
                         C.N.P.J No. 42 150 391/0001-70
                                NIRE 29300006939

             MINUTES OF THE 480TH MEETING OF THE BOARD OF DIRECTORS
                            HELD ON NOVEMBER 18, 2003




On the 18th (eighteenth) day of November, two thousand and three, at 2:00 P.M. (two P.M.), at the Company's office located at Avenida das Nacoes Unidas, No. 4777, ZIP Code 05477-000, Sao Paulo/SP, the 480th (four hundred and eightieth) Meeting of the Board of Directors of BRASKEM S.A. was held, with the undersigned Board members in attendance. Absent for a justified reason, Board member Newton Sergio de Souza, Carlos Alberto de Meira Fontes and Francisco Teixeira de Sa, who were replaced by their respective alternates. Attending, also, the President Jose Carlos Grubisich Filho, Officers Mauricio Roberto de Carvalho Ferro and Paul Elie Altit, the Board of Directors' Secretary Mr. Nelson Raso, and Mrs. Ana Patricia Soares Nogueira. The Board of Directors' President, Pedro Augusto Ribeiro Novis, directed the meeting, and Dr. Ana Patricia Soares Nogueira served as secretary. AGENDA: as established at the last meeting of the Board of Directors, held on November 05, 2003, after further details and clarification presented by the Board of Executive Officers to the members of the Board of Directors, proposal for deliberation, No. PD.CA/BAK-17/2003 - Engagement of company for execution of services for general stoppage 2004 of CEMAP 2 - was unanimously approved, for the purpose of authorizing the Company's Board of Executive Officers to negotiate the engagement of Construtora Norberto Odebrecht S.A., under the regime of a Contract of Alliance, to perform the services of coordinating the General Maintenance Stoppage at CEMAP 2, in accordance with features contained in the Proposal for Deliberation, a copy of which has been duly filed at the Company's headquarters. CLOSURE OF MINUTES - With no further subject to deal with, these minutes were prepared, read, discussed and found conforming, and are signed by all attending Board members, by the President and by the Secretary of the Meeting. Sao Paulo, November 18, 2003. (SS: Pedro Augusto Ribeiro Novis - President; Ana Patricia Soares Nogueira - Secretary; Alvaro Fernandes da Cunha Filho - Vice President; Alvaro Pereira Novis; Cezar dos Santos; Edmundo Jose Correia Aires; Fernando de Castro Sa; Jose Augusto Mendes; Jose de Freitas Mascarenhas; Lucio Jose Santos Junior; Luiz Fernando Cirne Lima; Margareth Feijo Brunnet).

                   Conforms to original entered in minute book



                          Ana Patricia Soares Nogueira
                                    Secretary


================================================================================
Sede-Fabrica: Camacari/BA - Rua Eteno, 1561, Polo Petroquimico de Camacari - CEP 42810-000 - Tel.(71) 632.5102
Escritorios: Rio de Janeiro/RJ - Av. Presidente Vargas, n(0) 309, 13(0) andar - CEP 20071-003 - Tel. (21) 516.1515 - Fax (21)233.0476
Salvador/BA - Av. Tancredo Neves, 3343, Centro Empresarial Previnor, s. 301 - CEP 41820-021 - Tel. (71) 342.3088
Sao Paulo/SP - Av. das Nacoes Unidas, 4777 - CEP. 05.477-000 - Tel. (11) 3443
9000